UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 5, 2007

Commission File Number: 000-50790

Vuance Ltd. (formerly, SuperCom Ltd.) (Translation of registrant’s name into English)
Sagid House, “Hasharon Industrial Park” P.O.B. 5039 Qadima 60920, Israel (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

On July 3, 2007, Vuance Ltd. (“Vuance”) has entered, through its wholly-owned subsidiary, SuperCom Inc. (“SuperCom”), into an agreement (the “Purchase Agreement”) to acquire all of the issued and outstanding stock capital of Security Holding Corp. (“SHC”) from Homeland Security Capital Corporation (OTCBB: HMSC.OB) (“HMSC”) and other minority shareholders (collectively, “Sellers”) for approximately $5.1 million in Vuance ordinary shares.

SHC is a Delaware corporation engaged, directly and through its subsidiaries, in the business of manufacturing and distributing of RFID-enabled solutions, access control and security management systems.

Under the terms of the Purchase Agreement, at the closing of transactions contemplated thereby (the “Closing”), the Sellers will sell and transfer to SuperCom all of the stock of SHC for a purchase price of $5,100,000, payable in newly issues ordinary shares of Vuance (the “Vuance Shares”). The number of Vuance Shares issuable will be calculated based on the average closing price of Vuance’s ordinary shares for the 15 trading days prior to the date of Closing, provided that in no event shall the price per share be less than $5.170 or more than $5.714 (the “Closing Price Per Share”).

In addition, at the Closing, SuperCom will assume all of SHC’s obligations under a certain note in the principal amount of $467,582 owed by SHC to certain Sellers or, alternatively, Vuance may issue its ordinary shares to such Sellers, the number of which will be calculated based on the Closing Price Per Share, in which event all of SHC’s obligations under the note shall terminate.

Vuance shall also issue at the Closing to HMSC ordinary shares valued at $100,000 on the basis of the Closing Price Per Share, in consideration of the termination of a certain services agreement between SHC and another subsidiary of HMSC.

Subject to certain terms and conditions, in the event that Vuance seeks to register any of its ordinary shares under the Securities Act of 1933 for sale to the public, for its own account or the account of others, then at HMSC’s request, Vuance will use its reasonable best efforts to include the Vuance Shares owned by HMSC in such registration.

The Sellers agreed to a lock-up period during which, subject to certain exceptions, they will not sell or otherwise dispose of the Vuance Shares. The restrictions on making such transactions will expire for HMSC - in eight equal installments, commencing on the end of the first calendar quarter following the Closing and each of the seven calendar quarters thereafter, and for the other Sellers - in twelve equal installments, commencing on the end of the first calendar quarter following the Closing and each of the eleven calendar quarters thereafter. HMSC also agreed that during such restriction period, upon the occurrence of any sale by HMSC of its Vuance Shares due to HSMC’s bankruptcy, insolvency or otherwise by operation of law, SuperCom and Vuance will have a right of first refusal to purchase all (but not less than all) of HSMC’s Vuance Shares on certain terms and conditions. HMSC further agreed that at the Closing it will grant an irrevocable power of attorney to the Chairman of the Board of Directors of Vuance or to whom the Board will instruct, to exercise all voting rights related to its Vuance Shares until the sale or transfer of such Vuance Shares by HMSC to an unaffiliated third party in an arm’s-length transaction.

As part of the Purchase Agreement, certain Sellers will assume, subject to certain exceptions, certain non-competition and employee non-solicitation undertakings for a period of two years commencing on the date of Closing.

According to the Purchase Agreement, Vuance will guarantee all of the obligations of SuperCom under such agreement.

The Closing, which is scheduled to take place on or about August 17, 2007, is subject to certain conditions, including the approval of the Purchase Agreement and the transactions contemplated thereby by Vuance’s shareholders.

The Board approved the Purchase Agreement and the transactions contemplated thereby in its meeting held on June 27, 2007.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vuance Ltd.
(formerly, SuperCom Ltd.)

	By:	/s/ Lior Maza
Name: Lior Maza
Title: Chief Financial Officer

Date: July 5, 2007